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                                                              EXHIBIT 99(a)
                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES
                        CONSOLIDATED FINANCIAL STATEMENTS AND
                        MANAGEMENT'S DISCUSSION AND ANALYSIS

- ----------------------------------------------------------------------------

                          Consolidated Statements of Income


                                                          Nine Months Ended
                                         Third Quarter      September 30,
                                       -----------------  ------------------
                                        1994      1993      1994      1993
                                       -----------------  ------------------
                                      (in millions except per share amounts)
Revenues
  Systems and other contracts
    GM and affiliates                   $879.5    $787.1  $2,577.4  $2,467.8
    Outside customers                  1,643.3   1,283.0   4,472.1   3,737.5
  Interest and other income               42.1      14.2      88.7      42.7
                                       -------   -------   -------   -------
      Total revenues                   2,564.9   2,084.3   7,138.2   6,248.0
                                       -------   -------   -------   -------

Costs and expenses
  Cost of revenues                     1,920.7   1,545.1   5,356.7   4,688.9
  Selling, general, and administrative   288.8     231.7     829.1     719.4
  Interest                                17.3       8.1      37.8      25.5
                                       -------   -------   -------   -------
      Total costs and expenses         2,226.8   1,784.9   6,223.6   5,433.8
                                       -------   -------   -------   -------

Income before income taxes               338.1     299.4     914.6     814.2
Provision for income taxes               121.7     107.8     329.2     293.1
                                       -------   -------   -------   -------
Separate Consolidated Net Income        $216.4    $191.6    $585.4    $521.1
                                       =======   =======   =======   =======

Available Separate Consolidated Net
  Income (Note 1)
Average number of shares of GM
  Class E common stock outstanding
  (in millions) (Numerator)              261.2     246.6     259.7     239.4
Class E dividend base (in millions)
  (Denominator)                          481.7     480.5     481.6     480.2

Available Separate Consolidated
  Net Income                            $117.3     $98.4    $315.9    $260.2
                                         =====     =====     =====     =====


Earnings Attributable to GM Class E
  Common Stock on a Per Share Basis
  (Note 1)                               $0.45     $0.40     $1.22     $1.09
                                          ====      ====      ====      ====



See accompanying notes to consolidated financial statements.








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                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES
                             Consolidated Balance Sheets

                                                  September 30,  December 31,
                                                       1994          1993
                                                  ---------------------------
                                                                        (in
millions)
Assets
Current assets
  Cash and cash equivalents                            $354.8        $383.4
  Marketable securities                                 241.3         224.1
  Accounts receivable                                 1,785.6       1,412.5
  Accounts receivable from GM and affiliates            150.4         112.6
  Inventories                                           188.1         130.7
  Prepaids and other                                    309.8         243.5
                                                      -------       -------
      Total current assets                            3,030.0       2,506.8
                                                      -------       -------
Property and equipment, at cost less accumulated
  depreciation of $2,693.8 at September 30, 1994
  and $2,405.7 at December 31, 1993
    Land                                                124.8         121.6
    Buildings and facilities                            549.3         532.0
    Computer equipment                                1,674.6       1,275.5
    Other equipment and furniture                       187.9         185.6
                                                      -------       -------
      Total property and equipment, net               2,536.6       2,114.7
                                                      -------       -------
Operating and other assets
  Land held for development, at cost                     97.4          94.4
  Investment in leases and other                      1,266.3       1,159.9
  Software, goodwill, and other intangibles, net      1,116.2       1,066.3
                                                      -------       -------
      Total operating and other assets                2,479.9       2,320.6
                                                      -------       -------
Total Assets                                         $8,046.5      $6,942.1
                                                      =======       =======




Liabilities and Stockholder's Equity
Current liabilities
  Accounts payable                                     $450.5        $359.8
  Accrued liabilities                                 1,156.2         996.0
  Deferred revenue                                      471.8         429.7
  Income taxes                                          204.9         202.2
  Notes payable                                         163.6         172.7
                                                      -------       -------
      Total current liabilities                       2,447.0       2,160.4
                                                      -------       -------
Deferred income taxes                                   652.8         641.5
                                                      -------       -------
Notes payable                                           869.5         522.8
                                                      -------       -------
Stockholder's equity
  Common stock, without par value; authorized
    1,000.0 shares.  Issued and outstanding 481.7
    shares at September 30, 1994 and 480.9 shares
    at December 31, 1993                                454.8         421.2
  Retained earnings                                   3,622.4       3,196.2
                                                      -------       -------
      Total stockholder's equity                      4,077.2       3,617.4
                                                      -------       -------
Total Liabilities and Stockholder's Equity           $8,046.5      $6,942.1
                                                      =======       =======


See accompanying notes to consolidated financial statements.



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                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES
                        Consolidated Statements of Cash Flows


                                                            Nine Months Ended
                                             Third Quarter    September 30,
                                            --------------- -----------------
                                             1994     1993     1994     1993
                                            --------------- -----------------
                                                       (in millions)

Cash Flows from Operating Activities
    Net income                              $216.4  $191.6    $585.4   $521.1
                                             -----   -----   -------    -----
  Adjustments to reconcile net income
    to net cash provided by operating
    activities (net of effects of
    acquired companies)
      Depreciation and amortization          162.1   153.7     505.2    456.3
      Increase in accounts receivable       (269.5)  (74.8)   (332.5)   (96.6)
      Increase in accounts receivable
        from GM and affiliates              (124.1)  (50.5)    (33.4)   (22.7)
      Increase in inventories                (14.2)  (12.0)    (54.5)   (38.8)
      (Increase) decrease in prepaids
        and other                              3.0   (22.1)    (55.7)   (36.6)
      Increase (decrease) in accounts
        payable and accrued liabilities      123.2   103.6     140.2    (11.4)
      Increase in deferred revenue            23.9    46.3      26.3     26.9
      Increase (decrease) in income taxes    112.6    32.4      (2.6)    (0.4)
      Increase (decrease) in deferred
        income taxes                         (64.3)   43.6      15.3    119.3
                                             -----   -----   -------    -----
        Total adjustments                    (47.3)  220.2     208.3    396.0
                                             -----   -----   -------    -----
  Net cash provided by operating activities  169.1   411.8     793.7    917.1
                                             -----   -----   -------    -----


Cash Flows from Investing Activities
  Payments for purchase of marketable
    securities                               (98.7) (137.6)   (220.7)  (242.3)
  Proceeds from sale of marketable
    securities                                84.8   110.5     199.2    193.2
  Payments related to land held for
    development                               (1.6)   (2.0)     (3.0)    (6.8)
  Payments for investment in leases
    and other                                (94.4) (112.1)   (404.5)  (257.6)
  Proceeds from investment in leases
    and other                                155.5   139.5     301.8    296.1
  Payments for purchase of software,
    goodwill, and other intangibles           16.4   (31.3)    (23.5)   (57.5)
  Payments for purchase of property and
    equipment                               (358.1) (300.1)   (785.4)  (652.4)
  Payments related to acquisition of
    outside companies, net of cash acquired  (21.9)   53.2     (70.5)   (49.7)
                                             -----   -----   -------    -----
  Net cash used in investing activities    ($318.0)($279.9)($1,006.6) ($777.0)
                                             -----   -----   -------    -----


See accompanying notes to consolidated financial statements.








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                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES

                                                            Nine Months Ended
                                             Third Quarter    September 30,
                                            --------------- -----------------
                                             1994     1993    1994      1993
                                            --------------- -----------------
                                                            (in millions)
Cash Flows from Financing Activities
  Net increase (decrease) in current
    notes payable with maturities less
    than 90 days                             $10.1    $47.5   ($90.9)  $138.3
  Payments on notes payable                  (84.7)   (13.2)  (138.8)  (177.9)
  Proceeds from notes payable                 47.0      2.2    527.2     53.7
  Proceeds from issuance of common stock       0.6      4.2     33.6     46.2
  Cash dividends paid to GM                  (57.8)   (48.0)  (173.3)  (144.0)
                                             -----    -----    -----    -----
  Net cash provided by (used in)
    financing activities                     (84.8)    (7.3)   157.8    (83.7)
                                             -----    -----    -----    -----

Effect of Exchange Rate Changes on Cash and
  Cash Equivalents                            14.1     (2.9)    26.5     (6.2)
                                             -----    -----    -----    -----

Net Increase (Decrease) in Cash and Cash
  Equivalents                               (219.6)   121.7    (28.6)    50.2

Cash and Cash Equivalents at Beginning
  of Period                                  574.4    350.4    383.4    421.9
                                             -----    -----    -----    -----

Cash and Cash Equivalents at End of Period  $354.8   $472.1   $354.8   $472.1
                                             =====    =====    =====    =====

See accompanying notes to consolidated financial statements.

                     Notes to Consolidated Financial Statements

  In the opinion of management, the interim consolidated financial statements reflect all adjustments, consisting of only normal recurring items (with the exception of the accounting change in 1994 to adopt Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, as described in Note 2), which are necessary for a fair presentation of the results for the interim periods presented. The results for interim periods are not necessarily indicative of results which may be expected for any other interim period or for the full year. These consolidated financial statements should be read in conjunction with the consolidated financial statements, the summary of significant accounting policies, and the other notes to the consolidated financial statements included in General Motors' 1993 Annual Report to the SEC on Form 10-K.

Note 1.
  The consolidated financial statements of EDS do not reflect the purchase accounting adjustments arising as a result of the acquisition of EDS by GM.

  Earnings Attributable to GM Class E Common Stock on a Per Share Basis have been determined based on the relative amounts available for the payment of dividends to holders of GM Class E common stock. Holders of GM Class E common stock have no direct rights in the equity or assets of EDS, but rather have rights in the equity and assets of GM (which includes 100% of the stock of EDS). Dividends on the GM Class E common stock are declared out of the Available Separate Consolidated Net Income of EDS earned since the acquisition of EDS by GM. The Available Separate Consolidated Net Income of EDS is determined quarterly and is equal to the separate consolidated net

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                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES

income of EDS, excluding the effects of purchase accounting adjustments arising from the acquisition of EDS, multiplied by a fraction, the numerator of which is a number equal to the weighted average number of shares of GM Class E common stock outstanding during the period and the denominator of which was 481.7 million during the third quarter of 1994. The comparable denominator for the third quarter of 1993 was 480.5 million.

  The denominator used in determining the Available Separate Consolidated Net Income of EDS is adjusted as deemed appropriate by the GM Board of Directors to reflect subdivisions or combinations of the GM Class E common stock and to reflect certain transfers of capital to or from EDS. In 1988, EDS initiated a program to repurchase 11.0 million shares of GM Class E common stock in order to meet certain future requirements of the Company's employee benefit plans. The GM Board has generally caused the denominator used in calculating the Available Separate Consolidated Net Income of EDS to decrease as shares are purchased and to increase as shares are used for the employee benefit plans.

  The current GM Board policy is that the cash dividends on the GM Class E common stock, when, as, and if declared by the GM Board in its sole discretion, will equal approximately 30% of the Available Separate Consolidated Net Income of EDS for the prior year.

  Consistent with Delaware law, which governs the amount legally available for the payment of dividends on GM's common stock, the GM Board of Directors has determined that such amount is materially higher than GM's capital surplus plus net income retained for use in the business (less accumulated deficit).

Note 2.
  EDS adopted SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, on January 1, 1994. This statement requires that certain investments in debt and equity securities be classified into one of three categories: held-to-maturity, available-for-sale, or trading. The implementation of this Standard had an immaterial effect on the consolidated financial statements.
                                     * * * * *

                        Management's Discussion and Analysis

Result of Operations
- ---------------------

  EDS signed $1.4 billion in new business during the quarter ended September 30, 1994, bringing the total of new business signed for the year to $7.4 billion. This compares to $4.3 billion signed during the first nine months of 1993.

  Total revenue for the quarter ended and nine months ended September 30, 1994 rose $480.6 million and $890.2 million, respectively, over the comparable quarter and nine-month period in the prior year to $2,564.9 million and $7,138.2 million, respectively. Revenues related to GM and affiliates amounted to $879.5 million and $787.1 million for the third quarter ended September 30, 1994 and 1993, respectively, and $2,577.4 million and $2,467.8 million for the nine months ended September 30, 1994 and 1993, respectively.

  The growth of non-GM revenue during the third quarter and nine-month period ending September 30, 1994, when compared to the corresponding periods in 1993, was 30% and 21%, respectively. This growth results from several new contracts and improved performance of existing contracts.

  GM revenue increased 11.7% and 4.4% during the third quarter and nine-month period ending September 30, 1994, respectively, when compared with the same period in 1993. While it is anticipated that GM will continue to contribute a significant portion of systems revenue, the percentage of revenue from GM and subsidiaries will continue to decline as non-GM revenues continue to increase.

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                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES

  Total costs and expenses as a percentage of systems and other contracts revenue remained relatively flat at 88.3% for both the quarter and nine months ended September 30, 1994, when compared to the corresponding periods in 1993.

  For the quarter and nine-month periods ended September 30, 1994, EDS' separate consolidated net income increased 12.9% to $216.4 million and 12.3% to $585.4 million, respectively, when compared to net income of $191.6 million and $521.1 million for the respective periods of last year. Earnings per share of GM Class E common stock rose from $0.40 to $0.45, or 12.5%, for the third quarter of 1994 when compared to the third quarter of 1993. Year-to-date earnings per share increased from $1.09 to $1.22, or 11.9% over 1993. EDS' effective tax rate remained at 36% for the quarter.

Liquidity and Capital Resources
- -------------------------------

  EDS maintained a strong liquidity and capital structure during the third quarter. The current ratio improved to 1.24-to-1 at September 30, 1994 from 1.16-to-1 at December 31, 1993. Return on assets was 10.6% for the first nine months of 1994 compared to 10.9% for the same period of 1993. Return on equity was 20.9% for the first nine months of 1994 compared to 21.7% for the same period of 1993. The noncurrent debt-to-capital ratio was 18% at September 30, 1994 and 13% at December 31, 1993. At September 30, 1994, EDS' capital consisted of $869.5 million in noncurrent notes payable and $4,077.2 million in stockholder's equity.

  Total debt was $1,033.1 million at September 30, 1994 and represented a 49% increase from total debt of $695.5 million at December 31, 1993. Debt, which consists largely of commercial paper, increased primarily to support specific working capital needs related to new business during 1994. The total debt-to-capital ratio (includes current debt as a component of capital) was 20.2% at September 30, 1994 and 16.1% at December 31, 1993.

  EDS continued to maintain a strong cash position. Overall cash and cash equivalents decreased $28.6 million from the end of 1993 to $354.8 million at the end of the third quarter. Cash flows from operations decreased from $917.1 million during the first nine months of 1993 to $793.7 million during the same period of 1994. Cash flows from operations decreased $242.7 million during the third quarter of 1994 when compared to the third quarter of 1993. The changes in cash flows from operations principally reflect the timing of receipts and disbursements. Cash used in investing activities was $318.0 million and $1,006.6 million for the quarter and first nine months of 1994, respectively, compared with $279.9 million and $777.0 million, respectively, for the corresponding periods in 1993. The increased use of cash during the first nine months of 1994 is due to expenditures supporting the growth of business. Net cash provided by (used in) financing activities was ($84.8) million and $157.8 million for the quarter and first nine months of 1994, respectively, compared to ($7.3) million and ($83.7) million, respectively, for the same periods last year. The changes in cash flows from financing activities is principally due to the issuance of long-term debt.

  During the quarter, EDS made net additions to property and equipment of $360.3 million and net additions to software, goodwill, and other intangibles of $6.5 million. EDS paid cash dividends to GM totaling $57.8 million in the third quarter and has consistently paid cash dividends since 1974.



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